

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Quang Pham
President, Chief Executive Officer and Director
Cadrenal Therapeutics, Inc.
822 A1A North, Suite 306
Ponte Vedra, Florida 32082

> **Re: Cadrenal Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 12, 2024**
> **File No. 333-277835**

Dear Quang Pham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow, Esq.